[Letterhead of Wachtell, Lipton, Rosen & Katz]

June 18, 2008

H. Roger Schwall

Division of Corporate Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-7010

Re:	Noranda Aluminum Holding Corporation

Registration Statement on Form S-1

Filed May 8, 2008

File No. 333-150760

Dear Mr. Schwall:

Set forth below are the responses of Noranda Aluminum Holding Corporation (“Noranda” or the “Company”) to the comments of the Staff of the Division of Corporation Finance (the “Staff”) that were set forth in your letter dated June 6, 2008, regarding the Company’s Registration Statement on Form S-1 (the “Registration Statement”). In connection with this letter responding to the Staff’s comments, we are filing Amendment No. 1 to the Registration Statement (“Amendment No. 1”), and we have enclosed six courtesy copies of such Amendment No. 1 marked to show changes from the Registration Statement as filed on May 8, 2008. Capitalized terms used but not defined herein have the meanings specified in the Registration Statement.

Mr. Schwall

Securities and Exchange Commission

June 18, 2008

For your convenience, the Staff’s comments are set forth in bold, followed by responses on behalf of the Company. All page references in the responses set forth below refer to pages of Amendment No. 1.

Form S-1 filed May 8, 2008

General

1.	Where comments on a section could apply to disclosure that appears elsewhere in the document, please make parallel changes to all affected disclosure. This will eliminate the need for us to repeat similar comments.

Response: The Company acknowledges the Staff’s comment and has made parallel revisions to all affected disclosure throughout the Registration Statement in response to the Staff’s comments.

2.	Please provide updated financial statements with your next amendment. Please refer to Rule 3-12 of Regulation S-X.

Response: The Company has revised the Registration Statement in response to the Staff’s comment. Please see pages F-49 – F-74.

3.	Please provide updated consents with your next amendment.

Response: The Company has filed updated consents with Amendment No. 1. Please see exhibits 23.2, 23.3, 23.4 and 23.5 to Amendment No. 1.

4.	Please fill in all blank spaces that you are not entitled to omit under Rule 430A of the Securities Act and file all missing exhibits. Once the information is provided, we will need sufficient time to review it and may have additional comments.

Response: The Company acknowledges the Staff’s comment and will revise the Registration Statement to complete this information as promptly as practicable after such information has been finalized. The Company acknowledges that the Staff may have additional comments once this information is included in the Registration Statement.

5.	Consistent with the requirements of Item 601(b)(10) of Regulation S-K, please file as exhibits agreements related to the company’s joint venture interests in Gramercy Alumina LLC and St. Anne Bauxite Limited. Additionally, please file the agreement evidencing the concession agreement entered into between the Government of Jamaica and the company’s 50% owned subsidiary, St Ann Bauxite Limited.

Mr. Schwall

Securities and Exchange Commission

June 18, 2008

Response: The Company acknowledges the Staff’s comment and has filed, or will file, the relevant agreements as exhibits to Amendment No. 1. Please see exhibits 10.12, 10.13, 10.14 and 10.16 to Amendment No. 1. Please note that the Company is providing the agreements to be included in exhibits 10.12 and 10.16 in a supplemental response to the Staff under separate cover requesting confidential treatment pursuant to the provisions of 17 C.F.R. § 200.83. In accordance with Securities Act Rule 418(b), we respectfully request that those materials be returned promptly following completion of the Staff’s review thereof.

Cover Page

6.	Please provide disclosure regarding the amount of shares being offered by the company and the selling shareholders and the estimated price range of the shares as required by Item 501(b) of Regulation S-K.

Response: The Company acknowledges the Staff’s comment and will revise the Registration Statement to complete this information as promptly as practicable after such information has been finalized.

7.	Please identify the underwriter(s) in the next amendment.

Response: The Company has revised the Registration Statement in response to the Staff’s comment. Please see the prospectus cover and page 129.

Table of Contents, page i

8.	We note the statement, “We have not independently verified any of the data from third party sources nor have we ascertained the underlying economic assumptions relied upon therein.” You should not include disclosure in the registration statement for which you do not have a reasonable basis. Please remove the statement and revise your disclosure as necessary.

Response: The Company has revised the Registration Statement in response to the Staff’s comment. Please see page i.

Prospectus Summary, page 1

9.	We note the statement, “Because this is only a summary, it does not contain all the information that may be important to you.” Although a summary is not required to include all the information contained in the registration statement, it should include all material information about the company and the offering. Please remove or revise the statement.

Response: The Company has revised the Registration Statement in response to the Staff’s comment. Please see page 1.

Mr. Schwall

Securities and Exchange Commission

June 18, 2008

10.	As noted above, the summary should highlight all material information about your company and the offering. Your summary does not fulfill this purpose. Your summary is lengthy, discussing matters that, in some instance, replicates information found in the MD&A and in Business. In addition, your presentation is not balanced. You highlight several positive aspects about your company without discussing any countervailing negatives that could give the reader a full picture of your company and operations. For example, please supplement the disclosure appearing in the summary under the heading “Risk Factors” to highlight some of the more material risks you face. In addition, you make numerous references to the stability of your cost base yet have not included reference to costs that you are unable to control that may negatively impact your business, financial condition and results of operations. Please revise your disclosure accordingly.

Response: The Company has revised the Registration Statement in response to the Staff’s comment. Please see pages 1 – 6.

11.	We note your strategy includes maximizing “free cash flow.” Please clarify in your document how you define this measure.

Response: In response to the Staff’s comment, the Company has revised the Registration Statement to remove references to “free cash flow” and to instead refer to applicable line items from our statement of cash flows. Please see page 5.

The Company, page 1

Overview, page 1

12.	Please discuss in detail the events that led to your formation or provide a cross-reference to a section of the registration statement where you discuss your formation in further detail.

Response: The Company has revised the Registration Statement in response to the Staff’s comment. Please see page 6.

13.	We note a number of statements throughout this section and other sections of the registration statement for which you provide no objective, third-party support. Please provide for all unsupported statements a reference to a source that supports the statement. The following are some examples of unsupported statements:

•	We are a leading North American vertically integrated producer of value-added primary aluminum product and high quality rolled aluminum coils” on page 1;

•

“Our upstream business currently produces approximately 571 million pounds (259,000 metric tons) of primary aluminum annually, accounting for approximately 10% of total United States primary aluminum production” on page 1;

Mr. Schwall

Securities and Exchange Commission

June 18, 2008

•

“Our downstream business, consisting of four rolling mill facilities with a combined annual production capacity of approximately 495 million pounds, is one of the largest aluminum foil producers in North America” on page 1;

•	“We own and operate one of the most modern and widest rolling mills in the world” on page 2;

•

“New Madrid has a secure supply of alumina from Gramercy at a net cost...50% below recent spot market prices…Gramercy has a secure long-term supply of bauxite from St. Ann whose cash cost is approximately 45% below current contracted market prices…” on page 4;

•	“Our downstream business’s largest rolling mill, the Huntingdon-West facility, is recognized as the fastest widest and most modern rolling facility in North America” on page 4; and

•	“The use of joint labor management safety team at each of our manufacturing facilities has led to a safety record which places us in the top quartile of domestic aluminum producers” on page 5.

Response: The Company has revised the Registration Statement in response to the Staff’s comment. Please see pages 1 – 5. In addition, the Company has supplementally provided the Staff with a separate correspondence file containing the information from third party sources that the Company uses for certain of these statements in the Registration Statement.

14.	You mention a long-term contract that entitles you to receive electric power for your primary smelter. Given the importance of electric power to your operations, as noted elsewhere in the filing, this contract appears to be material. In a more appropriate section of the registration statement, describe the material terms of the contract, including the length of the contract. Also file the contract as an exhibit. Add a cross-reference to such section of the registration statement where you describe the contract in more detail.

Response: The Company acknowledges the Staff’s comment and respectfully directs the attention of the Staff to the section of the Registration Statement entitled “Business—Primary Metal—Upstream Business—Raw Materials and Supplies” beginning on page 78 for a description of the material terms of the contract, including the length of the contract. In response to the Staff’s comment, the Company has revised the Registration Statement to include a cross-reference to this section. Please see page 4. In addition, the Company has filed the contract as exhibit 10.13 to Amendment No. 1.

15.

We note your statement that you “target double digit return on investment after taxes within our growth capital expenditure program.” Please discuss the basis for making this statement. In this regard, we note that in the MD&A section, you state

Mr. Schwall

Securities and Exchange Commission

June 18, 2008

that you “cannot assure . . . that [y]our business will generate sufficient cash flow from operations or that future borrowings will be available to enable [you] to pay [y]our indebtedness or to fund [y]our other liquidity needs.” Also add a cross-reference to a section in the registration statement where you describe in more detail the growth capital expenditure program.

Response: The Company has revised the Registration Statement in response to the Staff’s comment. Please see pages 5 and 49.

The Offering, page 7

16.	Please revise the statement that you “intend to list our common stock on NYSE under the trading symbol ‘NOR’” to remove any suggestion that you have applied for listing on the NYSE and that your listing has been approved for listing.

Response: The Company has revised the Registration Statement to disclose that the Company has applied for listing on the NYSE. Please see the prospectus cover and pages 7 and 124.

Summary Historical and Pro Forma Financial and Other Data, page 8

17.	We note your various reconciling items to arrive at “Adjusted EBITDA.” We further note your disclosure indicates this measure is defined in your credit agreements. Please tell us and expand your disclosure to indicate whether or not the adjustments you present are specified by your credit agreements, including, but not limited to the adjustments described in notes (f), (g), and (h).

Response: Each of the adjustments presented in the Registration Statement to arrive at “Adjusted EBITDA” are specified by the following debt agreements of the Company: (1) the Credit Agreement, dated as of May 18, 2007, among Noranda Aluminum Holding Corporation, Noranda Aluminum Acquisition Corporation, the lenders party thereto from time to time, Merrill Lynch Capital Corporation, as Administrative Agent and the other parties thereto; (2) the Indenture, dated May 18, 2007, by and among Noranda Aluminum Acquisition Corporation, the Guarantors named therein, and Wells Fargo Bank, as Trustee; and (3) the Indenture, dated June 7, 2007, between Noranda Aluminum Holding Corporation and Wells Fargo Bank, as Trustee. Please see Exhibits 10.1, 4.1 and 4.3, respectively.

The Company has revised the Registration Statement in response to the Staff’s comment. Please see pages 12, 15 and 62.

18.

We note that you have disclosed combined information for the Pre-predecessor and the Predecessor as well as the Predecessor and the Successor and that you indicate that these combined periods were prepared using two different bases of accounting. Please remove this combined information as its disclosure is not contemplated or

Mr. Schwall

Securities and Exchange Commission

June 18, 2008

permitted under Article 11 of Regulation SX. This comment also applies to your Selected Historical Consolidated Financial Data beginning on page 41 and other like disclosure throughout your filing.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff it believes that disclosing certain supplemental combined historical financial information is beneficial to investors because it provides an easier-to-read discussion of the results of operations and provides the investor with information from which to analyze our financial results in a manner that is consistent with the way management reviews and analyzes results of operations.

The Company acknowledges the Staff’s comment and has revised the Registration Statement to note that the combined information is not contemplated by generally accepted accounting principles. Further, the Company notes that the combined predecessor and successor information was prepared on two different bases of accounting and accordingly has removed the disclosure noting that the information is provided for “comparability” purposes. Please see pages 8 and 44.

Risk Factors, page 14

19.	Please eliminate language that mitigates or qualifies the risk you describe. The risk factors should be described plainly and directly. We note statements commencing with the words or phrases “while”, “we cannot assure” and “there can be no guarantee.”

Response: The Company has revised the Registration Statement in response to the Staff’s comment.

Risks Related to our Business, page 14

20.	We note your risk factor located on page 22 that indicates a material weakness existed in 2006 and 2007 regarding improperly recorded revenue from bill and hold transactions. Please clarify to us if any revenues reflected in your financial statements are the result of bill and hold transactions.

Response: The Company respectfully advises the Staff that the Company’s 2007 (Successor and Predecessor) and 2006 (Predecessor and Pre-predecessor) financial statements reflect no revenue recorded as a result of bill and hold transactions. The Company’s 2005 financial statements reflect revenue recorded as a result of bill and hold transactions totaling $8.1 million and cost of goods sold totaling $6.7 million, which the Company determined to be immaterial.

Mr. Schwall

Securities and Exchange Commission

June 18, 2008

21.	Please tell us in more detail the nature of and the background that resulted in the adjustments relating to “improperly classified metal sales” that occurred in 2007.

Response: The Company respectfully advises the Staff that in preparation for 2007 production, the downstream segment entered into forward contracts to purchase fixed quantities of raw materials metal. During 2007, market conditions changed, particularly with the softening of the housing market, and the quantity of metal needed for production was not as great as originally forecasted. However, the terms of these forward contracts required the Company to take delivery of the metal, creating a “long-position” in these metals. For working capital purposes, management decided to sell these raw material metals, rather than use them to produce finished goods.

Through periods ended September 30, 2007, the Company prepared financial statements reporting the net margin amounts of these raw material sales as a reduction to cost of sales. As part of the year end reporting process, the Company determined that these amounts should have been reported gross, with the revenue from the transactions being recorded as sales and the cost of the metal recorded as cost of sales, and recorded adjustments accordingly.

22.	We note your disclosure that indicates you initiated certain changes to your internal controls over financial reporting. Please clarify in your document if you have completed all initiatives undertaken to address the material weaknesses you have identified. If not, please provide an indication of when the initiatives are expected to be completed.

Response: The Company has revised the Registration Statement in response to the Staff’s comment. Please see pages 28 – 29.

Our variable-rate indebtedness subjects us to inherent rate risk, which could cause our annual debt service obligation to increase significantly, page 16

23.	Please remove the fourth sentence, as it appears to mitigate the risk you describe in the text. Further tailor the discussion in your risk factor disclosure and as done on page 61, disclose how a one percent increase in your variable rate debt outstanding impacts the dollar amount of your indebtedness. Please provide similar disclosure in your risk factor regarding hedging activities.

Response: The Company has revised the Registration Statement in response to the Staff’s comment. Please see pages 21 and 23.

Cyclical fluctuations in the primary aluminum industry cause variability in our earnings and cash flows, page 16

24.	The risk factors should be specific to the registrant and should not apply to all issuers in general. Revise this risk factor to illustrate how the cyclical nature of the primary aluminum industry impacts your business. For example, we note that in your Form 10-Q for the period ended March 31, 2008, you indicated that the decline in the price of aluminum had affected your results.

Response: The Company has revised the Registration Statement in response to the Staff’s comment. Please see page 21.

Mr. Schwall

Securities and Exchange Commission

June 18, 2008

Our operations consume substantial amounts of energy and our profitability may decline if energy costs rise, page 17

25.	Please expand your disclosure to discuss how the increase in the price of natural gas has affected your business. In this regard, we refer you to a press release filed as an exhibit to a Form 8-K filed May 16, 2008, in which you state that “higher natural gas costs” contributed to a decrease in your operating income.

Response: The Company has revised the Registration Statement in response to the Staff’s comment. Please see pages 22 and 50.

26.	We note the statement, “Natural gas is the largest cost component at our Gramercy refinery and a key cost component at our rolling mill facilities. Our Gramercy refinery has contracts to guarantee secure supply from two local suppliers at an index-based price.” Please discuss in an appropriate section the terms of these contracts and file the contracts as exhibits.

Response: The Company acknowledges the Staff’s comment and respectfully directs the attention of the Staff to the section of the Registration Statement entitled “Business—Primary Metal—Upstream Business—Raw Materials and Supplies” beginning on page 78 for a description of the material terms of these contracts.

The Company respectfully advises the Staff that filing the contracts with these two suppliers is not required by Item 601(b) of Regulation S-K. Item 601(b)(10)(ii) states that, subject to certain listed exceptions, “if the contract is such as ordinarily accompanies the kind of business conducted by the registrant and its subsidiaries, it will be deemed to have been made in the ordinary course of business and need not be filed.” The Company respectfully advises the Staff that the contracts with Gramercy’s natural gas suppliers are of a type that normally accompanies Gramercy’s business and none of the exceptions to Item 601(b)(10)(ii) apply to these agreements. Therefore, these agreements are not required to be filed under Item 601(b)(10) of Regulation S-K.

In particular, Item 601(b)(10)(ii)(B), which requires a registrant to file “[a]ny contract upon which the registrant’s business is substantially dependent, as in the case of continuing contracts to sell the major part of registrant’s products or services or to purchase the major part of registrant’s requirements of goods, services, or raw materials” is not applicable, as the Company believes that it is not substantially dependent on these contracts for the supply of natural gas. These contracts are market based and generally renegotiated annually or biannually. The Company believes that it could replace the contract with Coral Energy Resources, L.P. without materially and adversely affecting the business. The contract with Atmos Energy Marketing, LLC contains a force majeure

Mr. Schwall

Securities and Exchange Commission

June 18, 2008

provision that may be difficult to replace. However, the day-to-day operations of Gramercy are not dependent upon this provision. Instead, the provision operates as a means of insurance, in case of a short-term supply emergency (such as a hurricane or other force majeure situation) affecting Gramercy’s ordinary supply of natural gas. While the Company believes that this provision is beneficial in insuring against production disruptions caused by a force majeure situation, it does not believe that it is substantially dependent upon its contract with Atmos Energy Marketing LLC. Therefore, the Company does not believe that it is required to file these contracts pursuant to Item 601(b) of Regulation S-K.

Our hedging activities may not be effective in reducing the variability of our revenues, page 18

27.	Please provide a cross-reference to a section of the filing where you describe in more detail the derivative arrangements.

Response: The Company has revised the Registration Statement in response to the Staff’s comment. Please see page 23.

28.	We note the increase in liabilities associated with your long-term derivative liabilities as reported in the quarterly report for the fiscal quarter ended March 31, 2008. Further tailor your discussion and reference the increase in the dollar amount of your exposure as of the most recent practicable date.

Response: The Company has revised the Registration Statement in response to the Staff’s comment. Please see page 23.

We face risks relating to our joint ventures that we do not entirely control, page 18

29.	Please disclose the “certain” economic terms that are currently in negotiation with the Government of Jamaica. For example, clarify whether you are referencing the negotiations regarding the continuation of the production levy waiver or if there are other material terms that are currently being negotiated or subject to revision. We may have further comment.

Response: The Company respectfully advises the Staff that St. Ann is currently negotiating revisions to the fiscal structure that governs the relationship between SABL and the Government of Jamaica, with such revisions expected to take effect on January 1, 2009. Negotiations concerning the production levy are merely one part of negotiations concerning the entire fiscal structure. SABL expects the revisions to result in a net increase in SABL’s payments to the GOJ.

The Company has revised the Registration Statement to clarify the status and expected effect of these negotiations. Please see pages 24 and 79 – 80.

Mr. Schwall

Securities and Exchange Commission

June 18, 2008

Use of Proceeds, page 32

30.	Please specify the purposes in which you intend to use the proceeds of the offering. The statement that you “intend to use the net proceeds received by [you] in this offering for general corporate purposes” is not sufficient.

Response: The Company has revised the Registration Statement to reflect the fact that the Company will not receive any proceeds from the offering as all shares of Company common stock will be sold by selling stockholders. Please see page 38.

Unaudited Pro Forma Condensed Consolidated Statement of Operations, page 38

31.	Please remove the column which discloses combined predecessor and successor financial information.

Response: The Company has revised the Registration Statement in response to the Staff’s comment. Please see page 44.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 44

32.	Please avoid duplicative information. Some of the information found in this section can be found, word for word, in Summary and Business. Please revise your disclosure.

Response: The Company has revised the Registration Statement in response to the Staff’s comment.

Company Overview, page 44

Key Factors affecting our results of operations, page 46

33.	Please update this information as necessary. We note your disclosure in your latest release filed as an exhibit to the Form 8-K filed May 16, 2008, as well as in your latest Form 10-Q, where you discuss how the decline in the price of aluminum and higher natural costs impacted your results.

Response: The Company has revised the Registration Statement in response to the Staff’s comment. Please see pages 49 – 51.

Mr. Schwall

Securities and Exchange Commission

June 18, 2008

Critical Accounting Policies

Revenue recognition, page 48

34.	Please expand your revenue recognition policy disclosure to address the “pass through model” that you describe elsewhere in your document relating to your downstream business.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that it does not believe the “pass-through model” reference impacts the Company’s revenue recognition criteria. The phrase “pass through model” refers to the economics of the Company’s pricing structure in the downstream business. As such, the Company believes its revenue recognition policy as written provides adequate disclosure.

35.	Please tell us if any of your sales contracts include provisional pricing mechanisms. We note elsewhere that certain sales are prices based on the “MWTP plus a fabrication premium.”

Response: The Company respectfully advises the Staff that when sales terms call for pricing based on the current month average MWTP, shipments are invoiced at provisional pricing and adjusted at the month end. Since this is an intra-month process, provisional pricing does not impact the amounts reported in the Company’s financial statements.

Sales in both upstream and downstream segments include fabrication premiums that are fixed in negotiation at the inception of the sales contracts. We have revised the Registration Statement to change certain instances of “fabrication margin” to refer instead to “fabrication premium.”

Inventories, page 49

36.	We note that the amount of overhead variances to capitalize in inventory require significant management estimates to determine. We further note your disclosure that indicates these amounts are based on estimates of related cost drivers. As it appears you are referring to price and efficiency variances that arise from the use of a standard costing system, please expand your disclosure to explain if true, that you use a system of standard costing that gives rise to actual cost variances.

Response: The Company has revised the Registration Statement in response to the Staff’s comment. Please see page 52.

Mr. Schwall

Securities and Exchange Commission

June 18, 2008

37.	We note your disclosure that indicates the capitalization is based on “estimates of related costs drivers.” Please expand this disclosure to provide more detail regarding your method used to capitalize overhead variances and how you apply it.

Response: The Company has revised the Registration Statement in response to the Staff’s comment. Please see page 52.

38.	Please tell us if you consider the guidance found in SFAS 151 when capitalizing manufacturing variances.

Response: The Company respectfully advises the Staff that the Company adopted SFAS 151 in the year ended December 31, 2006. Therefore, the Company considers the guidance found in SFAS 151 when capitalizing manufacturing variances.

Results of Operations, page 51

39.	Please remove your presentation and discussion of your combined results of operations. Please use financial information that complies with Article 11 of Regulation S-X as the basis for your results of operations discussions.

Response: The Company respectfully directs the Staff’s attention to the Company’s response to comment #18 above.

Aggregated year ended December 31, 2007 compared to aggregated year ended December 31, 2006, page 51

40.	Please expand your disclosure to describe in greater detail the impact long metal sales had on your cost of sales and the nature and terms of the transactions that give rise to this cost of sales effect are unclear.

Response: The Company has revised the Registration Statement in response to the Staff’s comment. In order to clarify the impact of these sales the Company has revised its discussions of sales and cost of sales within MD&A to (i) change references from “long metal sales” to “brokered metal sales”, (ii) provide a more clear explanation of the nature of the sales, and (iii) more clearly indicate through our cost of sales discussion that the sales were at cost. Please see pages 57-63.

41.	Please expand your disclosure to more thoroughly describe the interaction of purchase accounting and LIFO inventory costing to allow investors to better understand how these accounting conventions have impacted your cost of sales.

Mr. Schwall

Securities and Exchange Commission

June 18, 2008

Response: The Company has revised the Registration Statement in response to the Staff’s comment. Please see page 52 under the section entitled “Critical Accounting Policies and Estimates.”

Liquidity and Capital Resources, page 54

Following the Apollo Transactions and the Special Dividend, page 55

42.	We note your reference to a “growth capital expenditure program” on page 5. Please discuss in some detail this program and disclose how you expect to fund the program, the amounts you expect to spend, and how each amount will be used.

Response: The Company has revised the Registration Statement in response to the Staff’s comment. Please see pages 49 and 59.

Business, page 63

43.	We refer you to Note 19 of the financial statements. You disclose that the cost structure of your operations in Jamaica has historically been positively impacted by a waiver by the Government of Jamaica of a production levy on bauxite mined. You disclose that the current waiver is “expected” to continue through December 2008. Please update your disclosure to plainly state whether the waiver will continue through December 2008.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that the Company is unable to provide a definitive answer as to the status of the production levy. The Company believes that the production waiver will continue to be waived through December 2008. However, negotiations between St. Ann and the Government of Jamaica regarding the entire fiscal structure, including the production levy, are currently ongoing. Any decision regarding reinstatement of the production levy will merely be one part of the final agreement as to the fiscal structure. The Company believes that any reinstatement of the production levy will be mitigated by other changes to the fiscal structure.

The Company has revised the Registration Statement to provide additional disclosure regarding the current status of negotiations between the Government of Jamaica and St. Ann. Please see pages 79-80.

Competitive Strengths

Focus on Productivity Improvements, page 66

44.	We note your disclosure that indicates the “net cash cost” to produce primary aluminum. Please tell us and disclose how this metric is determined. Please clarify if this measure represents a non-GAAP measure. Refer to Item 10(e) of Regulation S-K for guidance.

Mr. Schwall

Securities and Exchange Commission

June 18, 2008

Response: “Net cash cost” is a non-GAAP measure the Company believes helps the investor to compare the Company to peers in the primary aluminum industry. This metric is determined by taking cash operating costs of the aluminum smelter, less additional fabrication revenues related to our value-added products. To this total the Company adds its 50% share of the cash operating costs of the joint ventures, net of the Company’s 50% share of third party joint venture sales. To express this net cash cost on a per unit basis, the Company divides the result by the shipments from the Company’s upstream segment for the calculation period.

The Company has revised the Registration Statement to provide additional disclosure reconciling net cash cost to cost of sales to comply with Item 10(e) of Regulation S-K. Please see pages 13-14.

The Transactions, page 67

45.	Please discuss the business reasons for distributing the “special dividend” referred to in your disclosure.

Response: The Company respectfully advises the Staff that due to highly favorable conditions in the financial markets at the time, the Board of Directors of the Company felt that it was in the best interests of the Company and its stockholders to recapitalize the Company.

Primary Metal – Upstream Business, page 68

46.	We note that the Gramercy Alumina Refinery refines bauxite from the St. Ann Bauxite Mine in Jamaica. Briefly discuss what means are used to transport the bauxite, the availability of such means, and if material, the costs of transportation.

Response: The Company has revised the Registration Statement in response to the Staff’s comment. Please see page 78.

Competition, page 69

47.	Please disclose your competitive position amongst the named competitors. This comment also applies to the section entitled “Competition” on page 73.

Response: The Company has revised the Registration Statement in response to the Staff’s comment. Please see pages 78 and 81-82.

Mr. Schwall

Securities and Exchange Commission

June 18, 2008

Raw Materials and Supply, page 68

48.	Please revise to explain the significance of not being a “Tier One” supplier to the automotive industry and if appropriate, provide adequate disclosure in your discussion of competitive forces that impact your business.

Response: The Company has revised the Registration Statement in response to the Staff’s comment. Please see page 73. The Company respectfully advises the Staff that the fact that the Company is not a “Tier One” supplier to the automotive industry is not a material factor affecting the Company’s competitiveness, and thus has been deleted.

St. Ann Bauxite Mine, page 70

49.	Revise to identify the single-third party that accounts for the remaining 50% of bauxite sales and if material, the dollar amount of such sales for the years ended December 31, 2005, 2006 and 2007.

Response: The Company has revised the Registration Statement in response to the Staff’s comment. Please see page 80.

Rolling Mills –Downstream Business, page 72

50.	Please briefly explain the references to “Six Sigma culture” and “ISO 9001-2000.”

Response: The Company has revised the Registration Statement in response to the Staff’s comment. See page 81.

In addition, the Company respectfully advises the staff that the Company has invested in Six Sigma training and ISO certification as both are well-known methods used in aluminum and other major industries to improve the quality and consistency of the manufacturing processes. The Six Sigma methodology is a disciplined, data driven approach to eliminating defects in any process, from manufacturing to transactional. The Company uses the Six Sigma methodology in its downstream business to minimize variations and drive improvements in manufacturing processes. “ISO 9001-2000” certification is granted by the International Organization for Standardization for companies that meet certain requirements with regard to its quality management systems and processes.

Employees, page 76

51.	Please update to disclose the status of your collective bargaining negotiations regarding the two agreements that expired in 2007.

Response: The Company respectfully advises the Staff that negotiations regarding the two agreements with unions at St. Ann that expired in 2007 are still ongoing. This timeline is consistent with Jamaican labor practices. We expect negotiations to conclude in 2008, but we are unable to predict a more specific date.

Mr. Schwall

Securities and Exchange Commission

June 18, 2008

Commodity Risk Management, page 76

52.	Please disclose the counterparty to the referenced long-term, fixed price hedge arrangement and provide a cross-reference to a section where you discuss in further detail the arrangement.

Response: The Company has revised the Registration Statement in response to the Staff’s comment. Please see page 85.

Executive Compensation, page 85

Setting Executive Compensation, page 85

53.	We note that you conduct a review of the aggregate level and mix of your executive compensation against other companies. Further expand your disclosure to explain how such review impacts your compensation determinations, the weight that is given to the review, and discuss whether your target compensation within a range of the compensation paid by companies considered in your review.

Response: The Company has revised the Registration Statement in response to the Staff’s comment. Please see page 94.

Elements Used to Achieve compensation Objectives, page 85

Annual Cash Compensation, page 85

54.	You state that you “have generally continued to pay base salaries at the levels paid to [y]our executive officers by Xstrata prior to the Apollo Acquisition.” Please discuss how Xstrata determined the base salaries of the named executive officers, identifying the factors taken into account and the weight assigned to cash factor.

Response: The Company has revised the Registration Statement in response to the Staff’s comment. Please see page 94.

55.	Briefly explain how the “pay grade” grade is determined and the weight assigned to it in determining the target bonus of the named executive officers. Also disclose the pay grade of each individual.

Response: The Company has revised the Registration Statement in response to the Staff’s comment. Please see page 95.

Mr. Schwall

Securities and Exchange Commission

June 18, 2008

56.	Please disclose the quantitative performance measures used in setting the bonus awards. To the extent you believe that disclosure of the targets is not required because it would result in competitive harm such that the targets could be excluded under Instruction 4 to Item 402(b) of Regulation S-K, please provide on a supplemental basis a detailed explanation for such conclusion. Please also note that to the extent that you have an appropriate basis for omitting the specific targets, you must discuss how difficult it would be for the named executive officers or how likely it will be for you to achieve the undisclosed target levels or other factors. General statements regarding the level of difficulty, or ease, associated with achieving performance goals either corporately or individually are not sufficient. Please provide insight into the factors considered by the committee prior to the awarding of performance-based compensation such as historical analyses prior to the granting of these awards or correlations between historical bonus practice and the incentive parameters set for the relevant fiscal period.

Response: The Company has revised the Registration Statement in response to the Staff’s comment. Please see page 95.

Equity Compensation Awards, page 87

57.	You state that the “performance-vesting options” will vest upon the achievement of certain performance goals related to the internal rate of return of funds. Please disclose the performance goals that will trigger the award of the options unless you believe that such disclosure will result in competitive harm. For instructions on how to present your competitive harm argument and other related matters, see comment 56.

Response: The Company has revised the Registration Statement in response to the Staff’s comment. Please see page 97.

Perquisites And Other Personal Benefits, page 89

58.	Please discuss what the “fringe benefits” may consist of.

Response: The Company has revised the Registration Statement in response to the Staff’s comment. Please see page 98.

Director Compensation, page 99

59.	Please provide that tabular disclosure required by Item 402(k) of Regulation S-K.

Response: The Company has revised the Registration Statement in response to the Staff’s comment. Please see page 109.

Mr. Schwall

Securities and Exchange Commission

June 18, 2008

Certain Relationships and Related Party Transactions, page 103

60.	Where applicable, disclose whether the transactions were on terms similar to those that would have been negotiated with third-parties.

Response: The Company has revised the Registration Statement in response to the Staff’s comment. Please see pages 113-114.

61.	Please describe your policies and procedures for the review, approval, or ratification of transactions required to be reported under Item 404(a) of Regulation S-K. Disclose whether the policies and procedures are in writing, and if not, how such policies and procedures are evidenced.

Response: The Company has revised the Registration Statement in response to the Staff’s comment. Please see page 114.

62.	Please file as exhibits the Apollo Management Agreement, and the agreements with Goodman Global, Inc. and Berry Plastics Group.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that filing such agreements is not required by Item 601(b) of Regulation S-K.

Apollo Management Agreement

Item 601(b)(10)(i) of Regulation S-K requires the registrant to file “[e]very contract not made in the ordinary course of business which is material to the registrant and is to be performed in whole or in part after the filing of the report or was entered into not more than two years before such filing.” The Company respectfully submits to the Staff that while the Apollo Management Agreement was not entered into in the ordinary course of business with the Company, the Apollo Management Agreement is not material to the Company and therefore is not required to be filed pursuant to Item 601(b)(10) of Regulation S-K.

The Company does not believe that the services provided under the Apollo Management Agreement are qualitatively material to the Company’s business, nor would the termination of such services have a material impact on the Company’s operations. In addition, the Apollo Management Agreement will be terminated at the consummation of the offering and the Company has disclosed the amount of the termination fee in the Registration Statement. Therefore, while the aggregate payments made by the Company to Apollo under the Apollo Management Agreement necessitate disclosure of the Agreement under Item 404 of Regulation S-K, the Company does not believe that it is necessary to file the Apollo Management Agreement under Item 601(b) of Regulation S-K.

Mr. Schwall

Securities and Exchange Commission

June 18, 2008

Goodman Global, Inc. and Berry Plastics Group Agreements

Item 601(b)(10)(ii) states that, subject to certain listed exceptions, “if the contract is such as ordinarily accompanies the kind of business conducted by the registrant and its subsidiaries, it will be deemed to have been made in the ordinary course of business and need not be filed.” The Company respectfully advises the Staff that the agreements with Goodman Global, Inc. and Berry Plastics Group, for the sale of rolled aluminum products, are of a type that normally accompanies the Company’s business and none of the exceptions to Item 601(b)(10)(ii) apply to these agreements. Therefore, these agreements are not required to be filed under Item 601(b)(10) of Regulation S-K.

In particular, “directors, officers, promoters, voting trustees, security holders named in the registration statement or report or underwriters” are not parties to either of the Goodman Global, Inc. or Berry Plastics Group agreements, as described in Item 601(b)(10)(ii)(A). The Company included disclosure about these contracts in the Registration Statement because Apollo, our sponsor and a security holder named in the Registration Statement, has or had, within the most recent fiscal year, an ownership interest in each of Goodman Global, Inc. and Berry Plastics Group. However, Apollo is not a party to any of these agreements. The relationship between the Company and each of Goodman Global, Inc. and Berry Plastics Group predates the Company’s affiliation with Apollo. The Company has been in business with each of Goodman Global, Inc. and Berry Plastics Group (or their predecessors) for over 15 years. Amendments and contracts with each of Goodman Global, Inc. and Berry Plastics Group have been negotiated at arm’s-length, without involvement by Apollo.

In addition, the agreements with Goodman Global, Inc. and Berry Plastics Group are immaterial in both amount and significance. Item 601(b)(10)(ii) states that even agreements that fall within the listed exceptions do not need to be filed if such contracts are “immaterial in amount or significance.” Sales to Goodman Global, Inc. accounted for less than 5% of the Company’s total sales in each of the last three years, and sales to Berry Plastics Group accounted for less than 1% of the Company’s total sales in each of the last three years. Therefore, the agreements with Goodman Global, Inc. and Berry Plastics Group are not captured by Item 601(b)(10)(ii) and need not be filed as exhibits to the Company’s Registration Statement.

Apollo Management Agreement and Transaction Fee, page 103

63.	Please fill in the blanks regarding the fees payable to Apollo upon consummation of the offer and disclose the material factors considered in determining the amounts owed.

Response: The Company acknowledges the Staff’s comment and will revise the Registration Statement to complete this information as promptly as practicable after such information has been finalized. In addition, the Company respectfully directs the attention of the Staff to the section entitled “Certain Relationships and Related Party

Mr. Schwall

Securities and Exchange Commission

June 18, 2008

Transactions—Apollo Management Agreement and Transaction Fee” for disclosure regarding the material factors considered in determining the amounts owed. The fee upon termination is equal to the net present value of all management fees payable through the end of the term of the management agreement and the transaction fee is equal to 1% of the aggregate transaction value.

Lock-up Agreements, page 119

64.	If the underwriters have any understandings, tacit or explicit, or any present intent to release the lock-ups early, disclose this and identify the factors to be considered in making any such determination.

Response: The Company has revised the Registration Statement in response to the Staff’s comment. Please see pages 130-131.

Financial Statements

Note 3 – Inventories, page F-18

65.	Please tell us in more detail the factors that gave rise to your market valuation reserve. Please also clarify why this reserve was not necessary in 2006.

Response: The Company respectfully advises the Staff that the principal factors that gave rise to the Company’s 2007 market valuation reserve were: (i) a substantial portion of the quantities in inventory at that date were priced at base level prices based on the Apollo Acquisition date and (ii) the LME price at December 31, 2007 was significantly lower than the LME price used in determining the fair value of inventory at the date of the Apollo Acquisition.

A market valuation reserve was not necessary in 2006 because the LME price at December 31, 2006 was significantly higher than the LME price used in determining the fair value of inventory at the date of the Xstrata Acquisition.

66.	Please explain why your LIFO reserve is a positive adjustment in 2007. Also clarify how you have treated new inventories acquired in your LIFO calculations. Specifically address the index used to value new items on a LIFO basis when they are added to your inventories upon acquisition.

Response: As discussed in the Company’s response to comment #65 above, at December 31, 2007, the LME price was significantly lower than the LME price used in determining the fair value of inventory at the date of the Apollo Acquisition (May 18, 2007). However, on a FIFO basis, inventory costs reflect current per pound production costs, which are significantly lower than LME prices, even at the relatively low LME price at December 31, 2007. Also, the LIFO base in the Apollo Acquisition was calculated using a relatively high LME price. Therefore, the LCM adjustment reduced LIFO cost to a market rate at December 31, 2007, resulting in a positive adjustment in comparison to the FIFO current production costs.

Mr. Schwall

Securities and Exchange Commission

June 18, 2008

As the Company’s policies relate to valuing “new items” on LIFO basis when they are added to the Company’s inventories upon acquisition:

•

At the Apollo Acquisition (as well as the Xstrata Acquisition), a new base layer of LIFO inventories was established at fair value at each acquisition date, such that the FIFO and LIFO bases were equal.

•

For layers added between the acquisition date and period end, the Company uses a dollar-value LIFO approach where a single pool for each segment represents a composite of similar inventory items. Increases and decreases in inventory are measured on a pool basis rather than item by item.

Financial Statements

Gramercy Alumina LLC

Report of Independent Registered Public Accounting Firm, page F-47

67.	Please clarify why the audit opinion presented does not include coverage for year 2006. If you determine that an audit was not required, please label the financial information for year 2006 as “unaudited.” Superficially address Rule 3-09 of Regulation S-X in your response.

Response: The Company respectfully advises the Staff that for the year ended December 31, 2007, the results of Gramercy Alumina LLC (“Gramercy”) and St. Ann Bauxite Limited (“St. Ann”) (together referred to as “the Joint Ventures”) were each significant, as defined by Regulation S-X Rule 3-09(a), to the Company at the 20% level. Accordingly, the Gramercy and St. Ann financial statements as of December 31, 2007 and 2006 and for each of the three years in the period ended December 31, 2007 were required to be included with the Company’s financial statements subject to Rule S-X. Prior to 2007, the Joint Ventures’ financial statements were not significant as defined by S-X Rule 3-09(a); therefore, according to S-X Rule 3-09(b), only the 2007 statements were required to be audited.

With respect to the Joint Ventures’ 2006 financial statements, the auditors of the Joint Ventures’ financial statements—the Jamaican and US member firms of Deloitte Touche Tohmatsu (collectively “DT”) – advised the Company that although DT was independent with respect to the Joint Ventures under generally accepted auditing standards as established by the Auditing Standards Board (United States), DT was not independent with respect to the Joint Ventures for 2006 under SEC Regulation S-X Rule 2-01(c)(5).

Mr. Schwall

Securities and Exchange Commission

June 18, 2008

Accordingly, DT was unable to issue an audit report on the Joint Ventures’ 2006 financial statements in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). In its report on the 2006 consolidated financial statements of the Company, Ernst & Young LLP (“EY”), as the principal auditors, made no reference to DT’s reports on the Joint Ventures’ 2006 financial statements. Consequently, inclusion of PCAOB-compliant audit reports on the Joint Ventures’ 2006 financial statements was not required based on SEC Staff guidance set forth in the June 14, 2005, AICPA SEC Regulations Committee meeting.

DT concluded it was inappropriate to label Joint Venture financial information for 2006 as “unaudited” because, as indicated above, those financial statements were in fact audited in accordance with generally accepted auditing standards as established by the Auditing Standards Board (United States). No reference was made to the 2006 financial statements since audited financial statements were not required under Regulation S-X and no reference was made to such audited financial statements by EY, the principal auditors.

St. Ann Bauxite Limited

Report of Independent Registered Public Accounting Firm, page F-61

68.	Please provide a signed audit opinion with your next amendment.

Response: The Company has revised the Registration Statement in response to the Staff’s comment. Please see page F-89.

69.	Please clarify why the audit opinion presented does not include coverage for year 2006. If you determine that an audit was not required, please label the financial information for year 2006 as “unaudited.” Superficially address Rule 3-09 of Regulation S-X in your response.

Response: The Company respectfully directs the Staff’s attention to the Company’s response to comment #67 above.

General

70.	Please tell us who owns the Bauxite reserves associated with your mines.

Response: The Company respectfully advises the Staff that the bauxite reserves associated with St. Ann’s mines are owned by the Government of Jamaica.

Mr. Schwall

Securities and Exchange Commission

June 18, 2008

71.	Please explain why your financial statements do not include capitalized mine development costs other than haul roads.

Response: The Company respectfully advises the Staff that, other than haul roads, mine development costs are not capitalized because they are not material. Because St. Ann is involved in open pit or surface mining, minimal drilling work is performed to establish the quality and quantity of bauxite. Approximately 18 inches of topsoil are removed to expose the bauxite for mining, and the average development period for a pit is approximately 6 to 8 weeks to be mined.

Note 4 – Significant Accounting Polices

Capitalized haul road costs, page F-70

72.	Please expand your policy disclosure to more clearly describe how you determine your amortization of haul roads. It is unclear if your amortization rate is based on proven and probable reserves or some other basis.

Response: The financial statements of St. Ann Bauxite Limited have been revised in response to the Staff’s comment. Please see page F-98.

Engineering Comments

St. Ann Bauxite Mine, page 70

73.	Please disclose the following information for each of your properties:

•	The nature your company’s ownership or interest in the properties.

•	A description of all interests in your properties, including the terms of all underlying agreements and duration.

•	The basis and duration of your mineral rights, surface rights, claims and/or concessions.

•

An indication of the type of claim or concession such as placer or lode, exploration or exploitation, whether the mining claims are State or Federal mining claims, mining leases, or mining concessions.

•

Please include certain identifying information, such as the property names, claim numbers, grant numbers, mining concession name/number, and dates of recording and expiration that is sufficient to enable the claims to be distinguished from other claims that may exist in the area.

Mr. Schwall

Securities and Exchange Commission

June 18, 2008

•	The conditions that must be met to retain your claims concessions, or leases, including quantification and timing of all necessary payments.

•	The area of the claims, either in hectares or acres.

•	Any reclamation requirements and payments.

Please ensure that you fully discuss the material terms of the land or mineral rights securing agreements, as required under paragraph (b)(2) of Industry Guide 7.

Response: The Company respectfully advises the Staff that its upstream business operations are primarily engaged in the production of primary aluminum. The two main inputs in this business are electrical power and alumina. Through its 50% ownership of the Gramercy and St. Ann joint ventures, the Company is involved in the operation of a bauxite mine in St. Ann, Jamaica and a related alumina refinery in Gramercy, Louisiana to ensure uninterrupted access to alumina for its primary aluminum smelter in New Madrid, Missouri. The bauxite mined at St. Ann is shipped to the Gramercy refinery, which then refines the bauxite into alumina that can be used at our New Madrid smelter. Although New Madrid receives substantially all of its alumina from Gramercy, and Gramercy receives substantially all of its bauxite from St. Ann, we do not consider ourselves to be currently engaged, nor do we plan to become engaged, in “significant mining operations.”

The Company respectfully directs the Staff’s attention to the section of the Registration Statement entitled “Business—Primary Metal—Upstream Business—St. Ann Bauxite Mine” for material information regarding St. Ann. In addition, the Company will file the concession, as amended, in exhibits 10.12 and 10.16 once the Commission has approved the Company’s confidential treatment request. The Company has filed the related mining lease as exhibit 10.13 to Amendment No. 1.

74.	Please disclose the information required under paragraph (b) of Industry Guide 7 and Regulation SK Item 102 for all your material properties listed under this heading. For any properties identified which are not material, include a statement to that effect clarifying your intentions. For each material property, include the following information:

•	The location and means of access to your property, including the modes of transportation utilized to and from the property.

•	Any conditions that must be met in order to obtain or retain title to the property, whether your have surface and/or mineral rights.

•	A brief description of the rock formations and mineralization of existing or potential economic significance on the property.

•	A description of any work completed on the property and its present condition.

Mr. Schwall

Securities and Exchange Commission

June 18, 2008

•	The details as to modernization and physical condition of the plant and equipment, including subsurface improvements and equipment.

•	A description of equipment, infrastructure, and other facilities. This may include power plants, railroads, storage, transshipment or shipload facilities.

•	The current state of exploration of the property.

•	The total costs incurred to date and all planned future costs.

•	The source of power and water that can he utilized at the property.

•	If applicable, provide a clear statement that the property is without known reserves and the proposed program is exploratory in nature.

You may refer to Industry Guide 7, paragraphs (b)(1) through (5), for specific guidance pertaining to the foregoing, available on our website at the following address: www.sec.gov/about/forms/industryguides.pdf.

Response: The Company acknowledges the Staff’s comment and respectfully directs the attention of the Staff to the Company’s response to comment #73 above. In addition, the Company respectfully advises the Staff that, with regards to the St. Ann mining operations, no specific lands in Jamaica are a “material property” as contemplated by Item 102 of Regulation S-K or a “significant property” as contemplated by Industry Guide 7, paragraph (b). The Company respectfully directs the Staff’s attention to the section of the Registration Statement entitled “Business—Primary Metal—Upstream Business—St. Ann Bauxite Mine.” Unlike typical mining operations, St. Ann is not dependent upon reserves in a specific area of land. St. Ann conducts bauxite mining operations pursuant to a concession from the Government of Jamaica, which allows St. Ann to ship 4.5 million dry metric tons of bauxite annually through 2030. Pursuant to the concession, if the current lands leased to St. Ann do not contain sufficient bauxite reserves, the Government of Jamaica is required to provide additional concessions. Therefore, the Company does not believe that St. Ann is a “material property” pursuant to Item 102 of Regulation S-K or a “significant property” pursuant to Industry Guide 7, paragraph (b).

75.

Please insert a small-scale map showing the location and access to each material property, as required by Instruction 3(b) to Item 102 of Regulation S-K. Please note the EDGAR program now accepts Adobe PDF files and digital maps, so please include these maps in any amendments that are uploaded to EDGAR. It is relatively easy to include automatic links at the appropriate locations within the document to GIF or JPEG files, which will allow figures and diagrams to appear in the right location when the document is viewed on the Internet. For more information, please consult the EDGAR manual, and if additional assistance is required, please call Filer Support at (202) 551-1600 for Post-Acceptance Filing

Mr. Schwall

Securities and Exchange Commission

June 18, 2008

Issues or (202) 551-8900 for Pre-Acceptance Filing Issues. We believe the guidance in Instruction 3(b) of Rule 102 of Regulation S-K would generally require maps and drawings to comply with the following features:

•	A legend or explanation showing, by means of pattern or symbol, every pattern or symbol used on the map or drawing.

•	A graphical bar scale should be included. Additional representations of scale such as “one inch equals one mile” may be utilized provided the original scale of the map has not been altered.

•	A north arrow.

•	An index map showing where the property is situated in relationship to the state or province, etc., in which it was located.

•	A title of the map or drawing, and the date on which it was drawn.

•	In the event interpretive data is submitted in conjunction with any map, the identity of the geologist or engineer that prepared such data.

Any drawing should be simple enough or of sufficiently large scale to clearly show all features on the drawing.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that, with regards to the St. Ann mining operations, no specific lands in Jamaica are a material property as contemplated by Item 102 of Regulation S-K. The Company respectfully directs the Staff’s attention to the Company’s response to comment #74 above.

76.	Please disclose your ore reserves, your annual production tonnage and grade for the last three years, and a statement as to your mine life at the present rate of production. Please state the required bauxite ore quality or grade required by your Gramercy refinery and/or external customers.

Response: The Company acknowledges the Staff’s comment and respectfully directs the attention of the Staff to the Company’s response to comments #73 – 74 above. In addition, the Company respectfully directs the Staff’s attention to the section of the Registration Statement entitled “Business—Primary Metal—Upstream Business—St. Ann Bauxite Mine.”

* * * * *

Mr. Schwall

Securities and Exchange Commission

June 18, 2008

Should you request further clarification of any of the issues raised in this letter or the Registration Statement, please contact the undersigned at (212) 403-1000.

Sincerely,

/s/ Andrew J. Nussbaum

Andrew J. Nussbaum

cc: Alan K. Brown (Noranda Aluminum Holding Corporation)